

April 20, 2012

Via E-mail
Mr. Jonathan M. Peacock
Executive Vice President and Chief Financial Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799

Re: Amgen Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K dated January 26, 2012
Filed January 26, 2012
File No. 000-12477

Dear Mr. Peacock:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Please be advised that, as you have only recently filed your Definitive Proxy Statement on Schedule 14A, we have not yet reviewed Part III of your annual report. Once we have reviewed this disclosure, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
4. Income Taxes, page F-16

2. You disclose that you account for the new Puerto Rican excise tax as a manufacturing cost that is capitalized in inventory and expensed in cost of sales when the related

products are sold. Please confirm that you defer the U.S. tax benefit associated with the portion of the excise tax capitalized in inventory or reference for us the authoritative literature you rely upon to support your accounting. Also, provide us proposed revised disclosure to be included in future periodic reports to clarify whether the excise tax is levied on a gross basis or on a measure of income.

3. For U.S. income tax purposes, you concluded that the new Puerto Rican excise tax resulted in foreign tax credits that are generally recognized in your provision for income taxes in the year in which the excise tax is incurred.   Please provide us with your analysis that supports your conclusion that the excise tax is creditable from a US foreign tax credit perspective and the exclusion or inclusion, as applicable, in your unrecognized tax benefit.

18. Contingencies and Commitments, page F-43

4. In October 2011 you announced that you had reached an agreement in principle to settle the allegations regarding your sales and marketing practices arising out of the ongoing civil and criminal investigations conducted by the U.S. Attorney's Offices for the Eastern District of New York and the Western District of Washington. As a result of the agreement, you recorded a $780 million charge in the quarterly period ended September 30, 2011. Please provide us a chronology of events that led to the agreement in principle. In addition, tell us:
   - Why a reasonable estimate of the loss or range of loss was not known and disclosed in filings made before your September 30, 2011 Form 10-Q;
   - At what date did you consider that one of your legal strategies may be to settle and the amount or range you determined was reasonable for you to settle at that date and at subsequent reporting dates through the date you reached the agreement in principle; and
   - The amount of revenues associated with federally-funded health care programs over each of the last three years.

5. Please tell us whether you are not able to estimate the range of loss for several related other civil qui tam actions that are not included in the proposed settlement or why you concluded that the amount is not material. If you are not able to estimate, tell us why the terms of the agreement in principle do not provide sufficient information to make a reasonable estimate of the other civil qui tam actions.

Form 8-K filed January 26, 2012
Exhibit 99.1

6. In your earnings release on pages 8, 9, and 10 you present entire consolidated statements of income to reconcile your GAAP earnings to "Adjusted" GAAP earnings. Please provide us proposed revised non-GAAP reconciliation tables to be included in future earnings releases that remove your presentation of entire consolidated statements of income. Please see Question 102.10 of our Compliance & Disclosure Interpretations for

Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Daniel Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant